SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 30, 2004

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	France Telecom’s presentation to financial analysts of Q1 2004 Revenues and TOP Program update dated April 29, 2004

Q1 2004 Revenues and TOP

Program update

April 29th, 2004

CAUTIONARY STATEMENT

This presentation contains forward-looking statements about France Telecom. Such statements are not historical facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing programs, opportunities, technology and market conditions. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. Important factors that could cause actual results or performance to differ materially from the results anticipated in the forward-looking statements include, among other things, the success of the announced FT 2005 plan, including the TOP LINE and TOP programs, France Telecom’s other strategic, financial and operating initiatives, changes in economic, business and competitive markets, risks and uncertainties attendant upon international operations, technological trends, exchange rate fluctuations and market regulatory factors. More detailed information on the potential factors that could affect the financial results of France Telecom is contained in the Document de référence submitted to the AMF on March 9, 2004 and in its filings on Form 20-F with the U.S. Securities and Exchange Commission dated April 16, 2004. The forward-looking statements contained in this document speak only as of the date of this presentation and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This presentation contains certain measures calculated based on French GAAP information. For a definition of these measures, please refer to slides n° 56 and 57. In accordance with market authorities’ recommendations, France Telecom is no longer using the acronym “EBITDA” for Operating income before depreciation and amortization, but the French acronym “REAA”.

Note: Reported figures are preliminary and unaudited

Q1 ‘04 Revenue and TOP

Orange: revenues up 12.1%**

Fixed line, Distribution and Networks: revenues down—0.6%**

Broadband : + 416 000 new broadband subscribers in Europe for Wanadoo in Q1 ‘04

REAA margin before Commercial expenses*: 3.3 points above 1Q ‘03 REAA margin: 1.3 point above 1Q ‘03. On track for full year guidance CAPEX: full year target maintained despite low Q1 Q1 2004 revenues up 4.8%** at the upper range of the guidance

* See glossary ** pro forma growth

Q1 ‘04 Group Key figures

Euros in millions Q1 ‘03 actual Pro forma

Q1 ‘04 % chg

(actual) % chg

Revenues 11,376 11,447 +0.6% +4.8%

REAA before Commercial expenses* 5,276 5,689 +7.8% +12.1%

REAA before Commercial exp margins 46.4% 49.7%

REAA* 4,116 4,292 +4.3% +8.3%

REAA margins 36.2% 37.5%

Operating Income 2,189 2,545 +16.3% +16.8%

Operating Income margins 19.2% 22.2%

Capex* 1,016 882 -13.2% -9.2%

Capex / sales ratio 8.9% 7.7%

REAA-Capex 3,100 3,410 +10.0% +13.9%

Balancing growth and profitability

* See glossary

Q1 2004

GROUP CONSOLIDATED REVENUES

Q1 ‘04 Group Consolidated Revenues

by segment

+ 4.8% pro forma + 0.6% actual

Euros in millions

11,447 Pro forma growth

11,376 10,926

435 327 Other International: + 7.0%

306

- 315 -135 963

1,070 938 TP Group: + 2.7%

563

685 588 Equant:—4.2%

Fixed-line,

5,409 Distribution and

5,449 5,442

Networks :—0.6%

636 Wanadoo: + 15.3%

567 552

4,678 Orange: + 12.1%

4,255 4,172

-1 085 -1 071 -1 129 Inter-segment eliminations

Q1 ‘03 Forex Perimeter & Q1 ‘03 PF Q1 ‘04

other

Improvements in both fixed and mobile

Orange

Orange: Key messages

Customer base: +11.5% at 50,1 millions

France 20.4 mn (+5.9% y-o-y) and UK 13.8 mn (+3.8% y-o-y)

ROW: continuing strong increase 28.4% y-o-y (15.9m)

Usage trends: ARPU* and AUPU* increase in key markets

UK and France confirm positive trend in ARPU

Voice usage increase in France

Non Voice services : 14.7% of Orange networks revenues

Strong performance in RoW operations

Double digit growth in revenues (26.3% y-o-y on pro-forma)

Revenue up 12.1% pro forma, +9.9% actual

* See glossary

Orange: Customer base

Customers end of period in 000s

Orange France

+ 5.9%

19.231 20.371

58.6%

56.2%

43.8% 41.4%

Q1 ‘03 Q1 ‘04

Orange UK

+ 3.8%

Prepaid Contract

13.313 13.820

32.2% 32.6%

67.8% 67.4%

Q1 ‘03 Q1 ‘04

Orange ROW

+ 28.4%

15.891

12.380 32.9%

33.1%

67.1%

66.9%

Q1’ 03 Q1’ 04

RoW operations enjoy strong customer growth and now represent a higher proportion of Orange’s customer base than Orange UK

Orange: Usage growth

Annual rolling AUPU*

In minutes per month

Orange France

138

146

163

Q4 ‘01 Q1’ 02 Q2 ‘02 Q3 ‘02 Q4 ‘02 Q1 ‘03 Q2 ‘03 Q3 ‘03 Q4 ‘03 Q1 ‘04

Orange UK

137

142

146

Q4 ‘01 Q1’ 02 Q2 ‘02 Q3 ‘02 Q4 ‘02 Q1 ‘03 Q2 ‘03 Q3 ‘03 Q4 ‘03 Q1 ‘04

Continued growth trend in voice usage in France and the UK

* See glossary

Orange: ARPU trends

Annual rolling ARPU*

Orange France (€)

376 377 379 382

375

35 38 41 44 47

340 338 336 335 335

Q1 ‘03 Q2 ‘03 Q3 ‘03 Q4 ‘03 Q1 ‘04

Orange UK (£)

263 267 270 271 273

40 42 43 45

39

224 227 228 228 228

Q1 ‘03 Q2 ‘03 Q3 ‘03 Q4 ‘03 Q1 ‘04

Voice Non voice

Increase in ARPU yoy in France (+1.9%) and UK (+3.8%) Strong uptake in data usage

See glossary

Orange: Non voice revenue trends

Non voice represents 14.7% of Network revenues non-voice revenues as        % of network revenues

15,8%

17,2%

UK

11,3%

14,0%

France

15,9%

16,2%

Belgium

12,8%

16,2%

Switzerland

11,4%

16,4%

Denmark

11,0%

16,3%

Netherlands

10,1%

11,5%

Slovakia

Q1 2003 Q1 2004

Significant increase in non-voice revenues in all operations Non voice revenues grow by 29.4% on a pro-forma basis

Orange: Q1 2004 key focus

Orange • Orange World video launched

World • More than 1.3 million OW customers in France, and more than 1.0 million in the UK

(6 months status)

• Uplift in OW ARPU in France is estimated to be around + 20%

• Marketing effort is and will be articulated around a Market Based segmentation of Orange customer base segmentation • New organization will reflect this key focus with the creation of “Segment” reporting lines

Multimedia • MMS volumes are increasing steadily

• On track to deliver 3G services

3G • 3G datacard to be launched in the UK

• Thailand: exposure being reduced

Footprint • Romania: increased ownership to over 73%

• Denmark: Settlement of litigation with minorities, ownership increased to 100%

Orange strategy is delivering

Orange: Segment Revenues

+ 12.1% pro forma + 9.9% actual

Euros in millions

Pro forma growth

4,255 4,172

- 83 0

ROW: + 26.3%

1,187

1,002 940

1 500

UK: + 6.5%

1429 1 408

1,864 1,864 2,031

France: + 9.0%

-40 -39 -40

Q1 ‘03 Forex Perimeter Q1’ 03 PF Q1 ‘04

Orange’s growth accelerated in Q1 and is above expectations

Orange: Revenue growth for ROW

ROW: 26.3% revenue growth on a pro-forma basis (18.5% on reported figures)

Euros in millions Pro forma growth (%)

+ 18.5%

Q1 2003 Pro-forma

314

Q1 2004

265 + 15.6%

207

179 + 38.7% + 14.9%

+ 53.6%

147 + 50.0% + 36.8%

129 120 + 10.2%

106 108

84 94 93

80

68 59 65

Belgium Switzerland Netherlands Romania Africa / Others Slovakia Egypt Denmark

Strong growth in RoW revenues

RoW now accounting for 25% of Orange revenues

Wanadoo

Wanadoo: Key messages

9.348 million subscribers at end-March 2004 up 6.5% yoy

Of which 2.868 million broadband subscribers

Of which 4.683 million customers out of France

Access, Portals and e-commerce revenues up 17% pro forma

Directories revenues up 12%* pro forma

On-line Directories revenues up 24% pro forma ; Number of Internet advertisers up 15%

416,000 new broadband subscribers in Europe in Q1 ‘04

* 8% at comparable date of issues of Directories (shift between Q1 and Q2 for release between 2003 and 2004)

Wanadoo:

Access Customer growth

Customers France

In millions

4.7

4.4 4.5

4.1 4.2

36% 40% 46%

30% 33%

70% 67% 64% 60%

54%

Q1 ‘03 Q2 ‘03 Q3 ‘03 Q4 ‘03 Q1 ‘04

Customers outside France

4.7 4.6 4.6 4.7

4.5

8% 14% 16%

9% 11%

91% 89% 86% 84%

92%

Q1’ 03 Q2 ‘03 Q3 ‘03 Q4 ‘03 Q1 ‘04

Broadband Narrowband

Increased proportion of broadband customers

Wanadoo: Directories

Euros in millions

Directory pro forma

revenues

184

164 9

11

64 + 24%

52

101 110 + 9%*

Q1 ‘03 pro forma Q1 ‘04

Offline Online Others

On line advertiser base up 15% yoy at 289 200

Offline directory revenues up 9%* yoy

QDQ Media pro forma revenues up 18% yoy

Pagesjaunes.fr:

32 million visits in March 04**

Strong growth for directories on all segments

* 3% at comparable date of issues of Directories ** Source: Cybermetrie/Mediametrie/e-stat

Wanadoo: Q1 '04 key initiatives

Broadband

- New fixed-time, metered bandwidth ADSL packages starting at 14.9 € in France
- Start of test phase for ULL proposition with Uni2 in Spain
- Introduction of Wanadoo ADSL direct Internet subscription in the Netherlands with Bbned (single invoice and helpdesk)

International

Toward a European strategy

- Freeserve rebranded into Wanadoo in the UK
- New attractive 512 kbps and 1 Mbps bandwidth limited ADSL offers in the UK starting at £17.99 per month.
- Link-up between Wanadoo and Uni2 in Spain
- Extension of Wanadoo and Uni2 NavegHable 24h bundles range
- Multi-year European agreement with Overture and commercial search expansion to the Netherlands

Directories

- Launch of the Pocket Books, a new printed directory format to be distributed in Paris next summer
- Launch of the Proximity search service on pagesjaunes.fr displaying an interactive result map
- Launch of the web "call back" service

Emerging European broadband strategy and new products launched

20

Wanadoo: Segment Revenues

+ 15.3% pro forma

+ 12.2% actual

Euro in millions

567

- 1

- 14

176

393

Q1 ‘03 Forex Perimeter &

Others

Pro forma growth

636

552

184

164 Directories: + 11.9%

455 Access, portals and

389 e-commerce: + 16.9%

Q1 ‘03 PF Q1 ‘04

Revenue growth in line with objectives

Fixed Line,

Distribution and Networks

Fixed Line, Distribution and Networks: Q1 ‘04 Key messages

ADSL revenues* up 52 % vs Q1 ‘03

Consumer Services: stabilized trends

Subscription fees impacted by limited line decline (-0.7%) Revenues positively impacted by value added services

Business Services: price pressure

New competitors drive price pressure

Carrier Services: positive impact of ADSL

Wholesale broadband revenues

Q1 revenue down—0.6% proforma yoy

Improved trend versus 2003 (- 2.4% pro forma for FY 2003 vs FY 2002)

See glossary

Fixed Line, Distribution and Networks:

Access lines and traffic market share in France

Total number of Lines (in millions)

34,1 34,0 33,8 33,9 33,8

March 03 June 03 sept-03 Dec 03 March 04

Market Share*

Local

LD

80.9% 77.8%

76.7% 75.8%

73.8%

64.3% 63.3% 61.8%

62.9% 60.3%

Dec 02 June 03 09/03 Dec 03 March 04

Number of lines stabilized. Increased competition on traffic

* See glossary

Fixed Line, Distribution and Networks: Revenue predictability

Proportion of consumers with packages

37,0%

34,9%

31,9%

30,8%

28,8%

Q1 ‘03 Q2 ‘03 Q3 ‘03 Q4 ‘03 Q1 ‘04

Number of consumer packages sold

In millions

9,3

8,8

8,0

7,8

7,3

5,5

Q2 ‘02 Q1 ‘03 Q2 ‘03 Q3 ‘03 Q4 ‘03 Q1 ‘04

64% of consumer revenue now secured at the begining of the month

Fixed Line, Distribution and Networks: Broadband in France

Total ADSL revenue in France*

Euros in millions

Q1 ‘04: EUR 239 m up 11% vs Q4 ‘03

239

215

185 188

157

Q1 2003 Q2 2003 Q3 2003 Q4 2003 Q1 2004

Millions of lines activated End of period*

Millions of lines

4.1**

3.3 0.5

0.3

2.5

1.6

2.2

0.1 1.3

1.9 0.1

0.9

0.0

0.8

0.7

2,0

1.7

1.3 1.5

1.2

Q1 2003 H1 2003 9 months 2003 Q1 2004

2003

ADSL lines Wanadoo Other ADSL Lines Unbundling

Broadband generated Eur 239 m in Q1 ‘04 in France

See glossary for definition ** This includes 105k “Turbo DSL” lines

Fixed Line, Distribution and Networks: Consumer services sub-segment

Consumer services / Subscription

Positive impact of added value services

Negative impact of “Liste Rouge” free access

Consumer services / Calling services trend

Market mix (more fixed to mobile) + volume impact = altogether positive Impact of fixed to mobile tariff cut is the main negative price effect, but negligible effect on REAA

Market share loss is the main impact

Consumer services down -3.1% pro forma

Fixed Line, Distribution and Networks:

Q1 ‘04 key initiatives for consumer services

Increase Loyalty

• Promotional offer: flat rate bundled with rented handset (January to July 04)

• New Internet packages offers (February 04)

• “Les Heures”* rates offers (February 04)

• New handsets rental offer including DECT and SMS compatible devices

(January 04)

Maintain Revenues

• “Ticket International” new tariffs (January 04)

• Repositioning of “Ticket Telephone Maghreb” (March 04)

• Launch of new DECT devices rental

Stimulate Usage

• Decrease of fixed to mobile termination fee towards Orange and SFR (January 04), as well as Bouygues network (March 04)

• New flat rate fixed to mobile service packages for SMEs (January 04)

New Services

• Fixed Line SMS flat rate offer (February 04)

• “MaLigne TV” launched in Paris’ area (March 04)

Increased potential of value added services

* Flate rate for local and national communications

Fixed Line, Distribution and Networks: Business services sub-segment

Business services / Business fixed line telephony

Negative volume impact not totally offset by positive market mix (more fixed to mobile)

Impact of fixed to mobile tariff cut is the main negative price effect for calling services, but negligible effect on REAA

New competitors drive price pressure, especially on local loop

Business services / Business networks

Positive volume effect with limited revenue impact due to the transformation of product mix (migration to new technologies)

Business services sub-segment revenues:

– 4.0% in Q1 ‘04 proforma

Fixed Line, Distribution and Networks: Q1 ‘04 key initiatives for business services & areas for growth

Increase Loyalty

• New on-net packages on Atout VPN

• IPVPN offer evolution

• Optical loop offer

Develop revenues

• Telephony over IP solutions and IPBX management

• Intranet Point of sales

Stimulate Usage

• New broadband network offers: Gigabit ethernet customer pilots

• 1000 Orange Wifi hotspot deployed

New Services

• Customer pilots for integrated nomadism offers

• Pack surf Internet for tourism launched

Outsourcing / global managed solutions

• +20.5% yoy

• New contracts Axa, JTI

• On-going deployment

Management of hosted services

• +30% yoy

• New contracts with Ministère de la Justice, Réseau de Transport d’électricité, B*Capital-BNPP

Nomadism

• nomadic users increase by 5.4% over Q1 2004

• Customer pilots

New offers & initiatives for growth

Fixed Line, Distribution and Networks: Carrier services sub-segment

Carrier services

Domestic interconnection: slightly positive volume effect offset by price mix effect, increase of revenues from ‘DIAL’ products**

International Operator Services: positive impact of hubbing, partly offset by negative price effect (F2M price decrease as of 01 01 04)

Other Carrier services: increase of Broadband products, and unbundled lines

Carrier Services: + 12.4%* in Q1 ‘04

* pro forma revenue

** “DIAL” Product being a dedicated international traffic offer to selected countries

Fixed Line, Distribution and Networks: segment revenues

- 0.6% pro forma

- 0.7% actual

Euros in millions

5,449 5,442

103 22

80 80

824 823 - 89 - 68

1,719 1,713

2,825 2,825

Q1 ‘03 Q1 ‘03 Pro Consumers Business Carriers Others

Forma Serv. Serv. Serv.

Pro forma

5,409

102 Other Revenues: + 27.0% .

926 Carriers Services: + 12.4%

1,645 Business Services:—4.0%

2,736

Consumer Services:—3.1%

Q1 ‘04

Better trend in Fixed line, Distribution and Networks

Fixed-line, Distribution and Networks trends

H1 ‘03/H1 ‘02*

-2.08%

H2 ‘03/H2 ‘02*

-2.65%**

Q1 ‘04/Q1 ‘03*

-0.60%

** Include negative effect of revenue recognition adjustment in Q4 ‘03

Positive trend for fixed line in Q1 2004

* Pro forma

Equant, TP group

and

Other International

Operations

- 4.2% pro forma

- 17.7% actual

Euros in millions

685

Q1 ‘03

588

Q1 ‘03 Pro forma

563

Q1 ‘04

Actual figures

Direct network services -0.6%

Indirect network services -23.8%

Integration Services, Other Services            , +13.5%

SITA -18.7%

Equant statutory revenues in USD:—4.2%

Adverse effect of indirect channels decline

Customers in m

Fixed 11,28

11,02 11,12 10,88 10,95

March 03 June 03 Sept 03 Dec 03 March 04

Mobile 6,01

5,70 5,35 5,08 4,74

March 03 June 03 Sept 03 Dec 03 March 04

Revenues (Euros in millions)

+ 2.7% pro forma -10.0% actual

1070

12 69 Pro forma

938 963

232 13 Others: +18.2% .

11

-6

203 - 38 272

Mobile: + 33.7% + .

869 Fixed-Line:—- - 5.0% 5.

762 724

-43 -38 -45

Q1 ‘0 3 Q1 ‘0 3 F ixed M ob ile Ot hers Q1 ‘0 4

Pro Line

F o rma

Strong growth in mobile

Other International Operations

Euros in millions

435

327

306

Q1 ‘03 Q1 ‘03 Pro Q1 ‘04

forma

+ 7.0% pro forma

- 24.8% actual

Main International

Q1 ‘03 Q1 ‘04

activities Pro forma

Uni 2 (Spain) 122 121

Sonatel (Senegal) 68 86

CI TelCom (Ivory Coast) 49 47

Jordan Telecom 34 35

Mauritius Telecom 16 17

r o d a v a l S            , e l a t e n

M ma            , e s

Main perimeter impact a C

Strong perimeter effect after portfolio adjustment

Q1 ‘04 revenue conclusion

Orange: Q1 pro forma growth +12.1%

Higher Orange growth: Subscribers and ARPU favourable trends

Fixed line, distribution and networks

Continuous improvement in segment revenue trend Resilience of total access lines, rising added value services and strong carrier services nearly compensate for market share losses

Broadband

4.1m lines activated in France, Wanadoo has 2.9m broadband subscribers in Europe (31% of total base)

Q1 pro forma revenue above expectations

Coming 2004 key initiatives

Personal : client segmentation and new usages

Marketing focus on usage : Launch of the “Try” campaign

On track to deliver 3G services : Q3 launch in the UK and Q4 launch in France Orange World roll out across the footprint to continue

Home : leveraging on FT key assets

Multi-access device “home gateway” launch in june Roll out broadband strategy in France and on current European footprint

FT confirms its initial targets

TOP PROGRAM UPDATE: operational efficiency

TOP program key messages

Low capex in Q1 ‘04 (7.7% of revenue)

Impact of sourcing, higher efficiency and programs phasing

Full year target around 11% of revenue maintained

Balancing growth and profitability

Commercial expenses increase but higher REAA margins and higher top-line growth

Other costs under control as TOP continues

REAA-Capex improved by EUR 417m yoy pro forma

Balancing growth and margin

Euros in millions

3,964

REAA Q1 ‘03 pro forma

521

Revenue gain

43

Labour costs

-285

Commercial expenses impact

49

Other costs

4,292

REAA Q1 ‘04

Increased commercial costs support profitable growth

TOP Program: Q1 ‘04 results

REAA-CAPEX improvement

+ 13.9% . (pro forma)

Euros in millions

3,100

Q1 ‘03

2,993

Q1 ‘03 PF

- 285

Commercial Expenses Impact

92

Other Opex gain

89

Capex gain

521

Revenue gain

3,410

Q1 ‘04

REAA-Capex improved by EUR 417m yoy pro forma

Q1 ‘04 CAPEX analysis

CAPEX* by key item

Q1 ‘03 Q1 ‘04 Q1 ‘04 Q1 ‘03

Euros in millions

pro forma actual pro forma

Total Group CAPEX 971 882 -9.2%

% of revenues 8.9% 7.7%

o/w other networks 121 130 +7.1%

o/w radio mobile 2G +

348 317 -8.8%

3G Equipment

o/w ADSL 62 51 -16.7%

o/w IT 216 219 +1.4%

2G capex decreases, ADSL capex benefits from Top sourcing, Full Year circa 11% capex /sales ratio target maintained

* excluding mobile licenses—see glossary 44

TOP continues to impact positively operating margins

Actual figures

51.6% 51.4%

48.5% 49.7%

46.4%

40.1%

38.1% 37.5%

36.2% 35.7%

Q1 ‘03 Q2 ‘03 Q3 ‘03 Q4 ‘03 Q1 ‘04

REAA margin before commercial expenses* REAA margin

Gaining + 1.3 point in REAA margin vs 1Q ‘03, and 3.3 points for REAA margin before commercial expenses

* See glossary

Q1 ‘04 OPEX analysis

Group key OPEX* items

*: net of capitalized costs

**: including employee bonus plan and other provisions

***: including bad debt

Q1 ‘03 Q1 ‘03 Q1 ‘04 Q1 ‘04/Q1 ‘03

Euros in millions

actual Pro forma actual Pro forma

Labour Costs** 2,449 2,372 2,329 - 1.8%

% of revenues 21.5% 21.7% 20.3%

External purchases 1,160 1,113 1,398 + 25.6%

commercial expenses

% of revenues 10.2% 10.2% 12.2%

Other External Purchases* 3,307 3,141 3,037 -3.3%

% of revenues 29.1% 28.7% 26.5%

Other Charges*** 344 335 391 + 16.7%

Total OPEX 7,259 6,961 7,155 + 2.8%

% of revenues 63.8% 63.7% 62.5%

Raise in OPEX driven by commercial expenses to generate stronger than expected growth

Q1 ‘04 OPEX analysis: Labour costs

FT group labour costs*

Ow EUR17 due

Euros in millions to timing effects (‘04 vs ‘03 phasing of specific items)

2,449 - 16 2,329

+ 128 Volume impact

- 61

-171

Headcounts reduced by – 7.2%

(Full time equivalent, pro forma)

40% of headcounts reduction from

TP Group

Cost impact

Adverse effects of phasing

mainly for provision for day off,

Social activities funds

from 2003 :

Q1 ‘03 Perimeter Forex Volume Costs & Q1 ‘04

EUR17m impact in Q1 ‘04

impact impact impact Mix

impact

Labour costs affected by adverse mix and timing difference on costs

** Pro forma Pro forma

Q1 ‘04 OPEX analysis: commercial expenses

FT Group Commercial expenses

Q1 ‘03 Q1 ‘04 Q1 ‘04/Q1 ‘03

Euros in millions Pro forma actual Pro forma

Commercial expenses* 1,113 1,398 + 25.6%

Split by nature

Goods and handsets 606 798 +31.6%

Commissions & Distr. 316 374 +18.3%

Advertising, & brand 190 226 +18.7%

Split by activity (statutory)

Orange 903 1,130 +25.1%

Wanadoo 92 117 +27.1%

Fixed line, Distrib & Networks 239 248 +3.8%

Others & elimination - 121 - 97

Strong impact of growth sectors and new handsets

* See glossary 48

Operating working capital trends

DPO*

96,2

102,7

88,6

83,9

86,3

Q1 ‘03 Q2 ‘03 Q3 ‘03 Q4 ‘03 Q1 ‘04

DSO*

55,1

54,6

52,3

46,2

47,8

Q1 ‘03 Q2 ‘03 Q3 ‘03 Q4 ‘03 Q1 ‘04

More needs to be done in operating working capital

* See glossary

25 New TOP “chantiers” for 2004

IT&Network transformation program (total of 7 “chantiers”)

Global IT applications, common service platforms, Home IT integration, IT&N organization, Network and field operations, Network capacity

Support functions program (total of 8 “chantiers”)

Optimize all group’s central and support functions

Other process reengineering (total of 10 “chantiers”)

Increase efficiency for sales forces, customer services, Call centers, retail activities and points of sales

Revenue insurance, working capital, join forces program in France, UK, Poland and Spain Continuous operationnal improvement

TOP going forward

TOP remains a major group’s priority

Sourcing program continues to improve purchasing prices

Operational efficiency

Balancing growth and profitability

Labour and non commercial OPEX under control

Cost base improvement partly re-invested in growth

TOP 2004: new programs launch

Focus on IT&Networks and support functions

TOP in 2004 : transversal process re-engineering

Conclusion

A strong Q1, strategy unchanged

Success of Wanadoo buy-out

FT now has 95.3% of Wanadoo

Getting closer to the benefits of an integrated telco

Coming investor’s day (June 10th) to provide in depth analysis

Continuous focus on operational efficiency and revenue growth

Previous targets of +3 to +5% pro forma revenue growth confirmed after +4.8% pro forma revenue growth in Q1 Group’s REAA margin to be improved in 2004.

1.3 pt gain yoy in Q1 ( and +3.3 pts before commercial expenses)

Use of cash priorities remain deleveraging and organic growth No major deal to be contemplated without prior shareholders’ approval

No change in guidance, FT confirms its targets for 2004

Q1 2004 Revenues and TOP

Program update

April 29, th 2004

APPENDIX

Glossary (1)

Contributive Consolidated Revenues: consolidated revenues excluding intra-group transactions

Pro forma figures: figures of the preceding period adjusted to reflect the same scope of consolidation and exchange rates as in the current period

Market Share of fixed line telephony in France: calculated based on traffic on the network or interconnected to the network of France Telecom

ADSL Revenues: : Wanadoo ADSL Connectivity revenues + Consumer services revenues from “Ma Ligne ADSL” connectivity and from equipments (ADSL modems) sales and rental + Carriers services revenues from ADSL access bulk sales to third part telco’s (options 3 “ADSL Connect ATM “) and third part ISP’s ( option 5 “IP ADSL “).

ADSL actived lines: All ADSL lines in service by end of period including unbundled lines : “Ma Ligne ADSL” lines sold directly to the subscriber whatever his ISP + “IP ADSL” (option 5) and “ADSL Connect ATM” (option 3) lines sold to all ISPs to be integrated into the packages

(ADSL+IP connectivity) + “Turbo DSL” lines specifically dedicated to large business accounts for their data transmission services + “Ma ligne TV” lines which provides TV through ADSL without Internet access (the ADSL TV+IP packages being accounted for above).

Network Revenues for mobile services: include outgoing traffic, incoming traffic, access fees, visitor roaming and value added services.

Mobile ARPU: Mobiles network revenues for the previous twelve months divided by Mobile weighted average customer base for the 12 month period Mobile Network revenues include outgoing traffic, incoming traffic, access fees, visitor roaming and value added services. The mobiles weighted average customer base for the 12 months period is the average of the monthly average customer bases (calculated as the sum of the opening and closing customer bases for the month divided by two). ARPU is quoted on a revenue per customer per year basis. Orange France (mainland) does not currently receive revenues from other French mobile network operators for voice calls from their networks that terminate on Orange France ‘s mainland network as in some other markets, in particular the United Kingdom. As a consequence, French and UK ARPUs are not directly comparable.

Internet ARPU: ARPU (Monthly Average Revenue Per User): calculated by dividing year-to-date connectivity revenues by the weighted average number of our customers during the same period. The weighted average number of our customers during a period is the monthly average customer base for the period. The monthly average customer base is calculated as the sum of the opening and closing number of customers for the month divided by 2.

Mobile AUPU: Monthly average usage per user (AUPU) is defined as total usage (including outgoing traffic, incoming traffic and roaming) for the 12 previous months divided by the weighted average number of the Group’s customers during the same period. AUPU is quoted in minutes on a usage per customer per month basis

Glossary (2)

Orange World subscribers : active Orange customers subscribing to a multimedia contract and using GPRS enabled services

REAA: Operating income before depreciation and amortization of tangible and intangible assets and before amortization of actuarial adjustments in the early retirement plan

Capex: acquisitions of intangible and tangible assets, excluding GSM and UMTS licenses

Opex: operating charges before depreciation and amortization of tangible and intangible assets and before amortization of actuarial adjustments in the early retirement plan

Commercial expenses: includes commissions, advertising and handsets.

Labour Costs: net of capitalized costs and include taxes on wages

Operating working capital: net stocks, operational receivables, prior to securitisation, operational payables (excl. fixed production)

DSO: Days of Sales Outstanding

DPO: Days of Payables Outstanding

Sourcing: implementation of a new purchasing policy at group level

Forex Impact and Sensitivity simulation:

Q1 ‘04 Revenues by currency

Other 5%

GBP 14%

USD 6%

PLN 8%

EUR 67%

10% strengthening of Euro would have an Impact of…

-3.0% on group REVENUE

-2.3% on group REAA

-1.4% on group Operating Income

-1.9% on group REAA—CAPEX

Q1 ‘04 vs Q1 ‘03 revenues affected by adverse Forex effect of Eur 315 m

Q1 ‘04 Revenues Perimeter Impact

Excluded from Q1 ‘04 perimeter

Salvador:—Eur 86 m

Casema:—Eur 20 m

Menatel:—Eur 15 m

Wanadoo

Belgique:—Eur 3 m

Included in Q1 ‘04 perimeter

Nothing was included

Total Perimeter impact:—EUR 124 m

Headcount trends

Headcount (actual) -8.5 % actual yoy -8.5

End of period

(-7.1% yoy (-7. pro forma)

231,982

96 368 19 622 115 992

Q1 ‘03

225,982

92 373 19 375 114 234

Q2 ‘03

223,498

91 888 19 122 112 488

Q3 ‘03

218,523

88 626 19 083 110 814

Q4 ‘03

212,281

84 279 International

17 771 French Sub.

110 231 FT SA

Q1 ‘04

In line with guidance

Orange

Orange: Subscriber Growth

Customers en of period in 000s

+11.5%

France UK RoW

Strong customer growth—Orange has now more than 50 mn clients

Orange: Network revenue growth

Euros in millions

3,945

905

1,295

1,745

Q1 ‘03 Reported

+9.8%

3,868

848

1,275

1,745

Q1 ‘03 Pro-forma

+12.0%

4,339

1,064

1,354

1,921

Q1 ‘04 Reported

France UK RoW

Orange: ROW subscribers

Customers end of period in 000s

+ 51.9%

3,611

2,377

Romania

+ 11.1%

2,620 2,359

Belgium

+ 29.3%

2,248

1,739

Egypt

+ 20.5%

2,130 1,767

Slovakia

+ 36.4%

2,185

1,602

Africa / Others

+ 38.4%

1,435

1,037

Netherlands

11.7%

988 1,104

Switzerland

9.2%

511 558

Denmark

Q1 ‘03 Q1 ‘04

Orange: ROW network revenue growth

Euros in millions

+ 17.9%

276

234

Belgium

+ 12.7%

186 165

Switzerland

+ 27.3%

126 99

Netherlands

+ 54.4%

122

79

Romania

+ 48.7%

113

76

Africa / Others

+ 20.9%

104 86

Slovakia

37.5%

88 64

Egypt

8.7%

46 50

Denmark

Q1 ‘03 Pro-forma Q1 ‘04

ARPU trends ROW

Annual rolling ARPU €

407 416 422

Belgium

190

169 162

Romania

271

194 158

Egypt

724 712 701

Switzerland

194 198 200

Slovakia

402 395 356

Netherlands

Q1 ‘03 FY ‘03 Q1 ‘04

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 30, 2004	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information